January 2, 2025

Jeffrey Jagid
Chief Executive Officer
Atlantic International Corp.
270 Sylvan Avenue, Suite 2230
Englewood Cliffs, New Jersey 07632

        Re: Atlantic International Corp.
            Registration Statement on Form S-4
            Filed December 26, 2024
            File No. 333-284049
Dear Jeffrey Jagid:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Elliot H. Lutzker